



The CGM Funds

1-800-345-4048

Welcome

P.O. Box 8511, Boston, MA 02266-8511

Welcome to CGM Funds. Please select a fund or form from the list below. For account information and transactions, please call **1-800-343-5678**.*

	Symbol	NAV May 13, 2015			Statement of Additional Information	Reports				XBRL
			Summary	Prospectus		1st Quarter	Semiannual	3rd Quarter	Annual	
CGM Mutual Fund	LOMMX	$30.64	5/1/2015	5/1/2015	5/1/2015	3/31/2015	6/30/2014	9/30/2014	12/31/2014	XBRL XBRL
CGM Focus Fund	CGMFX	$41.30	5/1/2015	5/1/2015	5/1/2015	3/31/2015	6/30/2014	9/30/2014	12/31/2014	XBRL XBRL
CGM Realty Fund	CGMRX	$32.92	5/1/2015	5/1/2015	5/1/2015	3/31/2015	6/30/2014	9/30/2014	12/31/2014	XBRL XBRL

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- **CGM Regular Account Application**
- **CGM IRA Account Application, Documents and Forms**
- **Omnibus Accounts**
  - Rule 22c-2 Shareholder Information Agreement (**required**)
- **CGM Privacy Policy**
- **2014 Income and Capital Gains Distributions**
- **CGM Account Services Forms**
  - Service Options
  - Transfer
  - Power of Attorney
- **Additional Information**
  - Request information by US Mail or e-mail.

* Account transactions/changes will not be accepted via e-mail.